Filed pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12
Filing Person: Corporate Property Associates 14 Incorporated
Subject Company: Corporate Property Associates 14 Incorporated
File Number: 000-25771
IF YOUR CLIENT IS CONSIDERING SELLING THEIR SHARES OF
CPA®:14 TO MADISON LIQUIDITY INVESTORS, PLEASE READ THIS!
W. P. Carey recently announced a proposed merger of CPA®:14 with CPA®:16 — Global, which will provide liquidity options to
CPA®:14 investors if it is consummated. If the merger is approved by stockholders and the other closing conditions are satisfied, we currently expect the transaction to close in the first half of 2011.

CPA®:14
As of September 2010, estimated NAV is $11.50/share1

•	The transaction will allow CPA®:14 stockholders the choice to realize the full estimated Net Asset Value (NAV) of their shares in the form of cash or in combination of cash and, on a tax-free basis, shares of CPA®:16 — Global, a larger W. P. Carey-managed entity.

•	If the merger is concluded on the terms proposed, CPA®:14 investors will receive $11.50 per share, comprised of (i) a $1.00 cash distribution and (ii) $10.50 in either (a) cash or (b) 1.1932 shares of CPA®:16 — Global, as elected by the stockholder.

•	If the merger is approved by stockholders and the other closing conditions are satisfied, we currently expect the proposed transaction to close in the first half of 2011.
MADISON’S OFFER
is $9.00/share

•	Your client will not be able to take advantage of the proposed liquidity event for CPA®:14 stockholders;

•	Your client will not have the potential to realize the full value of their shares in CPA®:14;

•	Your client will receive a per share price that is $2.50 less than the NAV; and

•	Your client will not receive $9.00/share. Your client will receive Madison’s offer price per share of $9.00, less a $50 transfer fee, their January 2011 distribution and any subsequent distributions they will receive until the sale is effective, even though the taxation of those distributions is your client’s responsibility.

•	Your client will have no assurances as to when they will be paid by Madison.

We recommend that your clients reject Madison’s offer for the reasons stated above. If your clients are considering selling their CPA®:14 shares to Madison, we urge you to contact our Investor Relations Department at 1-800-WP CAREY (800-972-2739) or IR@wpcarey.com. Remember, once your client returns signed tender offer documents and they are accepted by Madison, their decision is FINAL and IRREVOCABLE. Madison will NOT allow your client to change their decision to sell their shares of CPA®:14 to them.

[1]	On December 14, 2010, CPA®:14 announced a proposed merger with CPA®:16 — Global, a non-traded REIT also managed by W. P. Carey & Co. LLC. In connection with this transaction, the per share estimated net asset value of CPA®:14 was updated to reflect the estimated value of CPA®:14’s portfolio as of September 30, 2010, which was $11.50 per share. This new estimated NAV was based in part on the valuations of CPA®:14’s real estate portfolio as determined by a third-party valuation firm. The proposed merger is subject to a number of closing conditions, including the approval of shareholders, and there can be no assurance that those conditions can be met or that the merger will be completed in the timeframe noted above, if at all.
For further details on the proposed liquidity transaction, please visit CPA®:14’s website, www.cpa14.com, for the most up to date information.

1-800-WP CAREY • www.wpcarey.com • IR@wpcarey.com

Corporate Property Associates 16 — Global Incorporated (“CPA®:16 — Global”) filed with the Securities and Exchange Commission on January 5th, 2011, a registration statement on Form S-4 which will include proxy statements of CPA®:14 and CPA®:16 — Global and a prospectus of CPA®:16 — Global. CPA®:16 — Global stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials that are filed by CPA®:14, CPA®:16 — Global, Corporate Property Associates 17 — Global Incorporated (“CPA®:17 — Global”) and W. P. Carey & Co. LLC (“W. P. Carey”) with the SEC. These documents contain important information with respect to the proposed merger and the other transactions contemplated by the merger agreement and should be read carefully and in their entirety. When documents are filed with the SEC, they will be available for free at the SEC’s website at http://www.sec.gov. Certain of these documents will also be available for free by accessing CPA®:14’s website at http://www.cpa14.com, CPA®:16 — Global’s website at http://www.cpa16.com, CPA®:17 — Global’s website at http://www.cpa17global.com or W. P. Carey’s website at http://www.wpcarey.com.
CPA®:14, CPA®:16 — Global and W. P. Carey’s directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the merger, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
IF YOUR CLIENT IS CONSIDERING SELLING THEIR SHARES OF
CPA®:14 TO MADISON LIQUIDITY INVESTORS, PLEASE READ THIS!